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                              September 21, 2022

       Terrence A. Duffy
       Chief Executive Officer
       CME Group Inc.
       20 South Wacker Drive
       Chicago, Illinois 60606

                                                        Re: CME Group Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 17,
2022
                                                            File No. 001-31553

       Dear Mr. Duffy:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 17, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of your Lead Director is brought to bear in
                                                        connection with your
board   s role in risk oversight.
   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead Director may:
                                                            represent the board
in communications with shareholders and other stakeholders; and
                                                            require board
consideration of, and/or override your CEO on, any risk matters.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the specific risks
over which the board elected to retain direct oversight responsibility and why oversight
of those risks was not assigned to a board committee;
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or
 Terrence A. Duffy
CME Group Inc.
September 21, 2022
Page 2
              long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



FirstName LastNameTerrence A. Duffy                            Sincerely,
Comapany NameCME Group Inc.
                                                               Division of
Corporation Finance
September 21, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName